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                                            August 16, 2010



VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                          The Phoenix Edge Series Fund
                                 CIK 0000792359
                              (File No. 811-04642)

Ladies and Gentlemen:

     Pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder, the preliminary proxy statement on Schedule 14A of The Phoenix Edge Series Fund was filed earlier today under SEC Accession No. 0000949377-10-000230.

     Any questions or comments with respect to the filing referenced above may be directed to the undersigned at (202) 775-1227.

                                                  Very truly yours,

                                                  /s/ Arie Heijkoop, Jr.
                                                  -------------------------
                                                  Arie Heijkoop, Jr.

Enclosures

cc:      Kathleen A. McGah, Esq.
         Kevin J. Carr, Esq.
         Robert N. Hickey, Esq.